Exhibit 12.1

L-3 COMMUNICATIONS HOLDINGS, INC. AND
L-3 COMMUNICATIONS CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

Nine Months Ended September 30, 2004
Earnings:
Income before income taxes	$413,495
Add:
Interest expense	101,325
Amortization of debt expense	5,454
Interest component of rent expense	19,509
Earnings	$539,783
Fixed Charges:
Interest expense	101,325
Amortization of debt expense	5,454
Interest component of rent expense	19,509
Fixed Charges	$126,288
Ratio of earnings to fixed charges	4.3x